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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tipperary Corporation

(Name of Issuer)

Common Shares, $0.02 par value per share

(Title of Class of Securities)

888002300

(CUSIP Number)

Wesley Jon Glanville
Company Secretary
c/o Santos International Holdings Pty Ltd
A.B.N. 57 057 585 869
Santos House
91 King William Street
Adelaide, South Australia 5000
Australia
011 618 8218 5111

Copies to:

Ralph K. Miller, Jr.
Chamberlain, Hrdlicka, White, Williams & Martin
1200 Smith Street, Suite 1400, Houston, Texas 77002
713.658.1818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Santos International Holdings Pty Ltd.		I.R.S. Identification Nos. of above persons (entities only): A.B.N. 57 057 585 869

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of: Australian Capital Territory, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Shares

		8.	Shared Voting Power: 1,000 Shares

		9.	Sole Dispositive Power: 0 Shares

		10.	Shared Dispositive Power: 1,000 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions):* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.

1.	Name of Reporting Person: Santos Limited		I.R.S. Identification Nos. of above persons (entities only): A.B.N. 80 007 550 923

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: South Australia, Australia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Shares

		8.	Shared Voting Power: 1,000 Shares

		9.	Sole Dispositive Power: 0 Shares

		10.	Shared Dispositive Power: 1,000 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions):* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.

1.	Name of Reporting Person: Santos Americas and Europe Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,000 Shares

		8.	Shared Voting Power: 0 Shares

		9.	Sole Dispositive Power: 1,000 Shares

		10.	Shared Dispositive Power: 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):* ☐

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions):* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 amends the Statement on Schedule 13D originally filed on July 11, 2005, as amended by Amendment No. 1 filed on July 15, 2005, Amendment No. 2 filed on July 29, 2005, and Amendment No. 3 filed on August 19, 2005 by Santos Acquisition Co., a Texas corporation (“Santos Texas”), Santos International Holdings Pty Ltd., a company incorporated in the Australian Capital Territory (“Santos International”), and Santos Limited, a company incorporated in South Australia (“Santos Limited”) (together “Original Reporting Persons”). Santos Americas and Europe Corporation, a Delaware corporation (“SAEC”), Santos International and Santos Limited (collectively the “Reporting Persons”) entered into a Joint Filing Agreement, dated as of October 31, 2005, a copy of which is filed as Exhibit 1 to this Amendment No. 4 to Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Rule 13(d)(1)(k) of the rules and regulations under the Exchange Act.
     All capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 13D.
Item 4. Purpose of Transactions
     The following paragraph is hereby added to Item 4 in the Schedule 13D:
     The Issuer convened a special shareholders’ meeting on October 27, 2005. At this meeting the shareholders voted for the approval of the Amended Merger Agreement and the Amended Merger. As a result of the approval of the Amended Merger, Santos Texas was merged into the Issuer. Articles of Merger were filed with the Texas Secretary of State with an effective date of October 28, 2005 and the Common Stock of Issuer was delisted from the American Stock Exchange. Upon the approval and consummation of the Amended Merger Agreement and the Amended Merger, the Voting Agreement terminated in accordance with its terms.
     Under the terms of the Amended Merger, the shares of Common Stock previously held by Santos International were cancelled and 1,000 shares of the common stock of Santos Texas, which were held by Santos International prior to the consummation of the Amended Merger, were converted into 1,000 shares of Common Stock of the Issuer. On October 28, 2005, Santos International contributed the 1,000 shares of Common Stock held in its name to SAEC, a wholly-owned subsidiary of Santos International. The consideration consisted solely of additional shares of SAEC common stock issued to Santos International. Following such contribution, the Issuer is a wholly-owned subsidiary of SAEC.
Item 5. Interest in Securities of the Issuer
     The following paragraphs are hereby inserted in place of Item 5 in the Schedule 13D:
(A) AND (B) SAEC is the beneficial owner of an aggregate 1,000 shares of Common Stock, or approximately 100% of the Common Stock that are currently outstanding. These 1,000 shares of Common Stock are comprised of shares acquired from the merger of Santos Texas into Issuer in accordance with the terms of the Amended Merger and the Amended Merger Agreement. SAEC has sole voting and dispositive power with respect to these shares.
(C) Other than as described herein or as previously disclosed in the Schedule 13D or any of the prior amendments thereto, no transactions in the shares of Common Stock were effected during the past 60 days by Santos Limited or any of its subsidiaries. To the best knowledge of Santos, no other person named in Item 2 of Schedule 13D, as amended, effected any transaction in the Shares during the past 60 days.
(D) To the best knowledge of Santos, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5, except as described in Item 4.
(E) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Date: October 31, 2005

SANTOS INTERNATIONAL HOLDINGS PTY LTD

By:	/s/ Wesley Jon Glanville

Wesley Jon Glanville

Company Secretary

SANTOS AMERICAS AND EUROPE CORPORATION

By:	/s/ Kathleen A. Hogenson

Kathleen A. Hogenson

President

SANTOS LIMITED

By:	/s/ Wesley Jon Glanville

Wesley Jon Glanville

Company Secretary

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